2Q 2007 Results Report

(Billions of KRW)

	2007 2Q	2007 1Q	2006 2Q
Sales	5,903	6,034	5,796
Gross Profit	1,323	1,341	1,394
Operating Income	146	173	191
Ordinary Income	461	-128	-10
Net Income	385	-123	-10

- *These 2st quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*